SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 27th, 2008

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s interim report for the six months ended February 29th, 2008.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 27th, 2008

City Telecom (H.K.) Limited
城市電訊(香港)有限公司

Stock Code: 1137

Change the World

Interim Report 2008

Chairman’s Statement

Dear Fellow-shareholders,

The interim results this year had met our target with solid growth in our fixed telecom network business.

The Group’s wholly-owned subsidiary, Hong Kong Broadband Network Limited, principally engages in fixed telecom network business, which is an infrastructure project spanning over 20 to 30 years. In terms of the “hardware” – our network infrastructure, there is nothing special that needed to report, for our network is showing satisfactory development in both technology and in coverage. Regarding the “software” – our main focus over the past 2 years – raising our brand image externally, while at the same time upgrading our quality of management internally, enhancing the Group to become more corporate and systematic.

In recent years, discussion on corporate social responsibility has become a trend among the business sector, which the Group also shares a similar concern. The corporate social responsibility we strive for is not merely the support to, or participation in charity events, but more about the education of values, to furnish the well-being, being both the daily and spiritual life of our staff, their families as well as the society as a whole, which shall bring forth long lasting effects.

As a matter of fact, if we regard our group as a public utility, interests of the shareholders would then become the Group’s social responsibility. I firmly believe, if we could contribute a bit more to the society, engage a bit more in charitable cause, the Group would naturally become a profitable corporation with contributions to the society.

To further expand our achievements, we have formed a consortium with two telecom corporations in Singapore. MobileOne & StarHub, with us as the lead, together we are bidding for the Singapore’s Next Generation National Broadband Network project. Our sole competitor is led by Singapore Telecommunications, partnering up with Canada’s Axia NetMedia, Singapore Power subsidiary SP Telecommunications and Singapore Press Holdings (SPH), where the winner is expected to be announced this August.

Wong Wai Kay, Ricky

Chairman

19 May 2008

02	City Telecom (H.K.) Limited Interim Report 2008

Management’s Discussion and Analysis

Financial Highlights

In thousands of Hong Kong dollars except for per share amounts and ratios

	Six months ended
	29 February 2008	28 February 2007

Turnover	623,792	562,370
Earnings before interest, tax, depreciation and amortization (EBITDA1)	187,131	188,240
EBITDA margin	30.0%	33.5%
Profit attributable to shareholders	47,763	18,229
Earnings per share
– Basic (HK Cents)	7.6	3.0
– Diluted (HK Cents)	7.3	2.9
Dividend declared per share (HK cents)[2]	4.0	4.0
Capital Expenditures	68,446	69,521
Adjusted free Cash Flow[3]	88,387	85,247

	As at 29 February 2008	As at 31 August 2007

Cash position[4]	304,611	547,309
Total equity attributable to equity shareholders	960,049	903,882
Shares in issue (in thousands)	638,446	616,503

Net asset per share (HK$)	1.50	1.47
Gearing ratio	0.39	0.45

1	EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): interest expense/(income), income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).
2	For the interim dividend declared during the six months ended 29 February 2008, a scrip or cash option is provided.
3	Adjusted free cash flow means EBITDA minus capital expenditure and net finance costs.
4	Cash position means cash at bank and in hand, long term bank deposits but exclude pledged bank deposits.

City Telecom (H.K.) Limited Interim Report 2008   03

Management’s Discussion and Analysis

Financial Review

For the six months to 29 February 2008, our business grew continuously with consolidated turnover increased by 10.9% year-on-year to HK$623.8 million, mainly driven by the strong double-digit growth in our Fixed Telecommunications Network Service business (FTNS) of 19.1% to HK$474.9 million. This solid FTNS growth more than compensated for the decline in International Telecommunications Service business (IDD) of 8.9% year-on-year to HK$148.9 million.

Our FTNS business is now the bulk of our business, contributing 76.1% of our total turnover, reflecting the combined results of raising average revenue per user (ARPU) of our ultra-high speed broadband Internet access service and assertive expansion in our subscription base.

Consolidated EBITDA for 1HFY08 slightly decreased by 0.6% to HK$187.1 million year-on-year, primarily as a result of our investment in brand enhancement – “Network Differentiation” advertising campaign and one-off upfront customer acquisition costs led by strong growth in subscriptions during the period.

Despite of this, the Group continued to deliver significant growth in profitability. Benefiting from the continuous shift to higher EBITDA margin FTNS business, substantial subscriptions growth and the effect of change in assets’ estimated useful lives, profits attributable to our shareholders increased by 162.0% to HK$47.8 million in 1HFY08 with basic earnings per share reached HK7.6 cents and diluted earnings per share reached HK7.3 cents.

Liquidity and Capital Resources

At 29 February 2008, the Group had total cash position of HK$304.6 million (31 August 2007: HK$547.3 million) and outstanding borrowing of HK$680.7 million (31 August 2007: HK$953.8 million). Our long term liability consists mainly of our outstanding 8.75% 10-year senior notes which amounted to HK$680.2 million (31 August 2007: HK$952.6 million). Our total cash position consisted of cash at bank and in hand, long term bank deposits but exclude pledged bank deposits.

Our capital expenditure for this period was HK$68.4 million, similar to the same period last year of HK$69.5 million. This capital expenditure level was in line with our policy to maintain capital expenditure to below our EBITDA. During this period, the Group has generated an adjusted positive free cash flow of HK$88.4 million (for the six months ended 28 February 2007: HK$85.2 million).

The on-going capital expenditure on our network development will be met by internally generated cash flow and the proceeds from senior notes issued in January 2005. Our capital expenditure outlook for FY08 is expected to be about HK$250 million in order to reach our continuous network expansion target towards 2.0 million residential homes pass by 2010.

04  City Telecom (H.K.) Limited Interim Report 2008

Management’s Discussion and Analysis

Liquidity and Capital Resources (Continued)

The debt maturity profiles of the Group as at 29 February 2008 and 31 August 2007 were as follows:

	29 February 2008 HK$’000	31 August 2007 HK$’000
Repayable within one year	220	835
Repayable in the second year	125	121
Repayable in the third to fifth year	191	254
Repayable after the fifth year	680,153	952,593

Total	680,689	953,803

With strong free cash flows, during the six months ended 29 February 2008, the Group reduced its debt level on the 8.75% 10-year senior notes to approximately US$89.3 million (equivalent to HK$695.2 million) through buy-back (by way of market acquisition) and cancellation of approximately US$35.7 million (equivalent to HK$277.3 million) of the 8.75% 10-year senior notes.

At 29 February 2008, all outstanding borrowings bear fixed interest rate and are denominated in United States dollars or Hong Kong dollars.

The Group’s net debt to net asset gearing ratio for the period is 0.39 times which is calculated as below:

	29 February 2008 HK$’000	31 August 2007 HK$’000
Net Debt (note)	376,078	406,494
Net Assets	960,049	903,882
Gearing (times)	0.39	0.45

Note:	Net debt is total long term debt and other liabilities and obligations under finance leases less cash at bank and in hand and long term bank deposits but excluded pledged bank deposits

Charge on Group Assets

At 29 February 2008, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million, and certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK$10.0 million (compared to pledged deposits of US$9.9 million and HK$10.0 million at 31 August 2007).

Exchange Rates

The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts and foreign currency deposits to manage the currency exposure.

Contingent Liabilities

At 29 February 2008, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$5.9 million (31 August 2007: HK$5.9 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2007: HK$5.3 million).

City Telecom (H.K.) Limited Interim Report 2008   05

Management’s Discussion and Analysis

Business Review

Fixed Telecommunications Network Services (FTNS)

FTNS business continued as the Group’s core business, which delivered strong growth during the six months to 29 February 2008. Instead of focus on subscription and APRU as individual metrics, we adopted a dynamic strategy to maximize our revenue market share, which enabled us to deliver 19.1% revenue growth in this market segment.

During the six months to 29 February 2008, the Group added 43,000 net subscriptions across our broadband, voice and IPTV services to 726,000 subscriptions as of 29 February 2008. We managed to grow our subscriber base without sacrificing our revenue yields, with new contracts for our broadband Internet service achieving a blended ARPU HK$177 per month in February 2008 versus HK$175 in February 2007.

As the pioneer in the Hong Kong telecommunications industry, during the period, we were the first Internet service provider to launch Fiber-To-The-Home (FTTH) residential broadband services, namely “FiberHome100”, “FiberHome200” and “FiberHome1000” to the mass market, which enable the end-users in Hong Kong to enjoy the full benefits of future technology today. To facilitate the mass deployment of FTTH service, we also introduced the first Gigabit Passive Optical Network (GPON) technology in Hong Kong. Together with our Metro Ethernet foundation, these advanced technologies expedite the Group’s network expansion towards achieving 2.0 million homes pass target by 2010 in a cost effective way.

While broadband service is our core focus, emphasis were also put on our voice and IPTV businesses. Notwithstanding the landscape for voice market remained competitive due to the modest growth environment and incumbent’s strategic retention campaign to maintain stable market share, we managed to stabilize the subscriptions in the past six months while downward pressure on pricing persists.

During the period, we launched dual mode High Definition Terrestrial TV Receiver and IPTV set-top-box for all customers in Hong Kong. This new value-added product not only serves our on-net customers, but also allows off-net customers to enjoy the set-top-box via a rental plan.

International Telecom Services (IDD)

IDD service revenue showed continuous decline as a result of intensive competition from traditional IDD service and other Voice-Over-IP (VOIP) calling options, and also from proactive migration of our IDD customer to our FTNS 2b VOIP service. However, the decline slowed to a moderate level over the past 18 months. Our IDD traffic volume fell by 9.1% year-on-year to 299 million minutes in 1HFY08. On IDD, we will continue to maintain our strategy as “cash flow first, volume come next”.

06  City Telecom (H.K.) Limited Interim Report 2008

Management’s Discussion and Analysis

PROSPECTS

The results for 1HFY08 reflected the continuing growth of our FTNS business and also the discretionary investment in brand enhancement. Our Network Differentiation campaign launched in October 2007 aroused significant voice from the mass market and also the incumbent. Customer confidence has been built moderately which has formed the foundation in expanding our customer base, while much of the benefit from this investment will come in future years when the revenue realise over the subscription period.

With the vision to build a future-proof network today, we always take the lead in future technological development. According to a research results published by Fiber-To-The-Home Council in February 2008, Hong Kong, was ranked the world’s second highest penetration of Fiber-To-The-Home/Building as at year end of 2007, behind South Korea. Our 3-year network expansion plan to 2.0 million homes pass by 2010 will further enhance Hong Kong’s position being a global showcase for mass market optical fiber connection in a metropolitan city.

With the achievement we made in Hong Kong over the past years, we aim to scale our success in similar market overseas. We are dedicated to participate into the Singapore Next Generation National Broadband Network project. We formed a strong consortium with two major local operators and submitted a bid proposal to the government to design, build and operate the ultra high speed broadband network in Singapore. Our joint expertise and determination to build this infocomm infrastructure will enhance the telecommunications development across the region. The winning bid is expected to be announced in the third quarter of 2008.

With our investment in brand enhancement and network expansion locally, and to leverage on our experience and know-how to replicate our successful story in Singapore, we are confident to deliver higher level of shareholder value and provide favorable cash return to our shareholders in near future.

DIVIDEND

For cash management, we consider adjusted free cash flow, defined as EBITDA less capital expenditure and net finance costs, is a better indicator of cash generation rather than net profit. As such, after reviewing the favorable operating results for the first six months of FY08 and considering our long-term development plans, the Board has resolved to pay an interim dividend of HK 4 cents per ordinary share for 1H FY08 based on the percentage of adjusted free cash flow rather than on the percentage of net profits.

City Telecom (H.K.) Limited Interim Report 2008   07

Unaudited Consolidated Income Statement

For the six months ended 29 February 2008

	Note	Six months ended
		29 February 2008	28 February 2007
		HK$’000	HK$’000
Turnover	3	623,792	562,370

Other revenues		21,509	10,133

Network costs and cost of inventories	4	(89,469)	(108,605)

Other operating expenses		(459,971)	(400,798)

Operating profit		95,861	63,100

Finance costs		(44,426)	(43,721)

Profit before taxation	5	51,435	19,379

Income tax expense	7	(3,672)	(1,150)

Profit attributable to shareholders		47,763	18,229

Dividends	8	25,538	24,567

Basic earnings per share	9	HK7.6 cents	HK3.0 cents

Diluted earnings per share	9	HK7.3 cents	HK2.9 cents

The notes on pages 12 to 23 form part of this interim financial report.

08  City Telecom (H.K.) Limited Interim Report 2008

Unaudited Consolidated Balance Sheet

As at 29 February 2008

	Note	29 February 2008 HK$’000	31 August 2007 HK$’000
Non-current assets
Goodwill		1,066	1,066
Fixed assets	10	1,198,353	1,237,223
Other financial assets	11	—	39,213
Derivative financial instrument	12	—	1,039
Long term receivable and prepayment		6,053	6,932
Deferred expenditure		17,868	7,783

		1,223,340	1,293,256
Current assets
Accounts receivable	13	186,821	170,551
Other receivables, deposits and prepayments		87,299	59,372
Inventories		460	477
Deferred expenditure		33,283	13,584
Other financial assets	11	31,100	3,779
Pledged bank deposits		87,220	87,220
Cash at bank and in hand		304,611	532,894

		730,794	867,877
Current liabilities
Accounts payable	14	64,073	76,019
Other payables and accrued charges		153,254	145,267
Deposits received		16,420	16,188
Deferred service income		77,530	64,202
Tax payable		2,119	1,481
Current portion – obligations under finance leases	15	220	835

		313,616	303,992

Net current assets		417,178	563,885

Total assets less current liabilities		1,640,518	1,857,141

Non-current liabilities
Deferred tax liabilities	16	—	291
Long-term debt and other liabilities	15	680,469	952,968

		680,469	953,259

NET ASSETS		960,049	903,882

Capital and reserves
Share capital	17	63,845	61,650
Reserves		896,204	842,232

		960,049	903,882

The notes on pages 12 to 23 form part of this interim financial report.

City Telecom (H.K.) Limited Interim Report 2008   09

Unaudited Consolidated Statement of Changes in Equity

For the six months ended 29 February 2008

	Note		Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At 1 September 2007	17		61,650	622,433	18,109	200,519	1,171	903,882
Profit attributable to shareholders			—	—	—	47,763	—	47,763
Shares issued in respect of scrip dividend of the previous year	8	(b)	1,123	18,044	—	(19,167)	—	—
Dividend paid in respect of the previous year	8	(b)	—	—	—	(5,915)	—	(5,915)
Shares issued upon exercise of share options			1,072	13,558	(2,296)	—	—	12,334
Equity settled share-based transactions			—	—	1,685	—	—	1,685
Exchange adjustments on translation of the financial statements of subsidiaries			—	—	—	—	300	300

At 29 February 2008	17		63,845	654,035	17,498	223,200	1,471	960,049

At 1 September 2006	17		61,417	620,298	12,993	196,289	657	891,654
Profit attributable to shareholders			—	—	—	18,229	—	18,229
Shares issued upon exercise of share options			2	8	—	—	—	10
Equity settled share-based transactions			—	168	3,262	—	—	3,430
Exchange adjustments on translation of the financial statements of subsidiaries			—	—	—	—	811	811

At 28 February 2007			61,419	620,474	16,255	214,518	1,468	914,134

The notes on pages 12 to 23 form part of this interim financial report.

10  City Telecom (H.K.) Limited Interim Report 2008

Unaudited Condensed Consolidated Cash Flow Statement

For the six months ended 29 February 2008

	Six months ended
	29 February 2008 HK$’000	28 February 2007 HK$’000
Net cash inflow from operating activities	116,289	380,700
Net cash outflow from investing activities	(40,897)	(61,501)
Net cash outflow from financing activities	(303,182)	(44,005)
(Decrease) /increase in cash and cash equivalents	(227,790)	275,194

Cash and cash equivalents at 1 September 2007/2006	532,894	144,917

Effect of foreign exchange rate changes	(493)	608

Cash and cash equivalents at 29 February 2008/28 February 2007	304,611	420,719

The notes on pages 12 to 23 form part of this interim financial report.

City Telecom (H.K.) Limited Interim Report 2008   11

Notes to Unaudited Interim Financial Report

1	Basis of preparation and accounting policies

This unaudited interim financial report has been prepared in accordance with (a) the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (b) the same accounting policies as those adopted in the 2007 annual consolidated financial statements, and comply with Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 19 May 2008.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2007 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the financial year ended 31 August 2007 that is included in the condensed consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements of the Company for the year ended 31 August 2007 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 22 November 2007.

2	Changes in accounting policies

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRSs”, which collective term includes HKASs and Interpretations), that are first effective or available for early adoption for current accounting periods of the Group. The Group so far has concluded that the adoption of these new and revised HKFRSs, to the extent that they are relevant to the Group and which are expected to be reflected in the annual financial statements for the year ending 31 August 2008, would not have a significant impact on the Group’s results of operations and financial position, except for the adoption of the amendment to HKAS 1 “Presentation of financial statements: Capital disclosures” and HKFRS 7 “Financial instruments: Disclosures” which require additional disclosures to be made in the 2008 annual consolidated financial statements.

The new and revised HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 August 2008 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of these condensed consolidated interim financial statements. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of these condensed consolidated interim financial statements. The Group has not applied any new standards or interpretations that are not yet effective for this accounting period.

12  City Telecom (H.K.) Limited Interim Report 2008

Notes to Unaudited Interim Financial Report

3	Turnover and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

– International telecommunications	:	provision of international long distance calls services
– Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 29 February 2008
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover

External sales	148,866	474,926	—	623,792
Inter-segment sales	2,845	11,978	(14,823)	—

	151,711	486,904	(14,823)	623,792

Segment results	50,742	45,119		95,861

Finance costs				(44,426)

Profit before taxation				51,435

	Six months ended 28 February 2007
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover

External sales	163,523	398,847	—	562,370
Inter-segment sales	2,844	14,167	(17,011)	—

	166,367	413,014	(17,011)	562,370

Segment results	23,505	39,595		63,100

Finance costs				(43,721)

Profit before taxation				19,379

City Telecom (H.K.) Limited Interim Report 2008   13

Notes to Unaudited Interim Financial Report

3	Turnover and segment information (Continued)

(b)	Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate mainly in two main geographical areas:

– Hong Kong	:	international telecommunications and fixed telecommunications network services

– Canada	:	international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers.

There were no sales between the geographical segments.

	Turnover six months ended		Segment results six months ended
	29 February 2008 HK$’000	28 February 2007 HK$’000	29 February 2008 HK$’000	28 February 2007 HK$’000
Geographical segments:

Hong Kong	612,553	552,384	95,021	63,089
Canada	11,239	9,986	840	11

	623,792	562,370	95,861	63,100

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognizing revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts it expected to collect. A majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by certain mobile operators, in 2004, the Group asked the TA to make a determination (the “Determination”) on the level of mobile interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined mobile interconnection charges.

In March 2006, TA issued a preliminary analysis (the “2006 PA”) on the Determination with respect to the rates of mobile interconnection charges payable by the mobile operator under dispute and the timing of the Determination. The final level of mobile interconnection charges was still subject to the Determination to be issued by TA as of 31 August 2006.

In March 2007, TA issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charge, which are different from those rates stated in the 2006 PA. Based on the 2007 PA, management re- assessed its measurement basis of the mobile interconnection charges and the amount it expected to collect for billings outstanding through that date. As a result of the re- assessment, the Group recorded mobile interconnection charges of HK$26,677,000 for the six months ended 28 February 2007 which comprises of additional charges for the years ended 31 August 2005 and 2006 of previously measured based on the 2006 PA.

14   City Telecom (H.K.) Limited Interim Report 2008

Notes to Unaudited Interim Financial Report

3	Turnover and segment information (Continued)

(c)	(Continued)

As at 28 February 2007, the Group also updated its assessment of the bad debt provision set up for mobile interconnection charges receivable and reduced the provision from HK$20,809,000 at 31 August 2006 to HK$11,186,000 at 28 February 2007.

In June 2007, TA issued a final determination (the “Final Determination”) which set out the rates of mobile interconnection charge payable by the mobile operator under dispute, which approximate the rates stated in the 2007 PA.

Based on the Final Determination, management estimated the amount of mobile interconnection charges it expected to be collectible and recorded mobile interconnection charges of HK$14,339,000 for the six months ended 29 February 2008. As of the date of issuance of this interim financial report, HKBN is still in the process of reaching commercial agreements with several mobile operators. Accordingly, the estimate made by the management is subject to change based on the development of the commercial negotiation with respective mobile operators.

4	Network costs and cost of inventories

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews that actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 28 December 2007, TA issued a statement (“TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 January 2005 to 30 June 2007. Based on the TA Statement, an amount of HK$7,617,000 was recorded as a reduction against the network costs of the Group for the six months ended 29 February 2008.

The actual contribution level since 30 June 2007 is not yet confirmed by TA.

5	Profit before taxation

Profit before taxation is arrived at after (crediting) and charging the following:

	Six months ended
	29 February 2008 HK$’000	28 February 2007 HK$’000
Interest income	(14,128)	(10,249)
Interest element of finance leases	20	34
Interest on 10-year senior notes	40,774	43,687
Net exchange (gain)/loss	(1,526)	1,874
Unrealised gains on other financial assets	(2,585)	(1,739)
Realised and unrealised loss on derivative financial instruments	1,039	546
Gain on extinguishment of senior notes (note 15(a))	(2,582)	—
Advertising and marketing expenses	141,303	94,942
Amortisation of deferred expenditure	14,228	7,165
Depreciation of owned fixed assets (note 10)	105,106	134,872
Depreciation of fixed assets held under finance lease (note 10)	292	517
Provision/(write-back) for doubtful debts (note)	8,264	(1,368)
Staff costs (note 6)	122,573	108,365
(Gain)/loss on disposal of fixed assets	(275)	105

Note:	The amount for the six months ended 28 February 2007 included write-back of provision for mobile interconnection charges receivables of HK$9,623,000(note 3(c)).

City Telecom (H.K.) Limited Interim Report 2008   15

Notes to Unaudited Interim Financial Report

6	Staff costs

	Six months ended
	29 February 2008 HK$’000	28 February 2007 HK$’000
Wages and salaries	111,683	98,171
Charge/(write back) of unutilised annual leave	1,970	(72)
Equity settled share-based transactions	1,584	3,238
Retirement benefit costs – defined contribution plans	13,387	11,809
Less: Staff costs capitalised as fixed assets	(6,051)	(4,781)

	122,573	108,365

Staff costs include directors’ emoluments but exclude staff costs of HK$7,439,000 (for the six months ended 28 February 2007: HK$7,045,000) recorded in network costs and HK$81,750,000 (for the six months ended 28 February 2007: HK$63,288,000) recorded in advertising and marketing expenses.

7	Taxation

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 28 February 2007: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas locations (Canada and the People’s Republic of China) in which the Group operates.

The amount of tax expense recorded in the condensed consolidated income statement represents:

	Six months ended
	29 February 2008 HK$’000	28 February 2007 HK$’000
Current tax – Hong Kong profits tax
– provision for the interim period	643	33
Current tax – Overseas
– provision for the interim period	1,135	1,040
– under-provision in respect of prior years	2,185	—
Deferred taxation relating to the origination and reversal of temporary differences (note 16)	(291)	77

Income tax expense	3,672	1,150

8	Dividends

(a)	Dividends attributable to the interim period:

	Six months ended
	29 February 2008 HK$’000	28 February 2007 HK$’000
Interim dividend declared and paid after the interim period end of HK 4 cents per ordinary share (2007: HK 4 cents per ordinary share)	25,538	24,567

At a board meeting held on 19 May 2008, the directors has recommended to pay an interim dividend of HK 4 cents per ordinary share for the six months ended 29 February 2008 (for the six months ended 28 February 2007: HK 4 cents) with a scrip dividend option offered to all shareholders excluding shareholders with registered address outside Hong Kong. The interim dividend will be distributed on or about 23 July 2008 to shareholders whose names appear on the register of members of the Company as at the close of business on 6 June 2008.

The interim dividend has not been recognised as a liability at the balance sheet date.

16  City Telecom (H.K.) Limited Interim Report 2008

Notes to Unaudited Interim Financial Report

8	Dividends (Continued)

(b)	Dividends attributable to the previous financial year, approved and paid during the interim period:

	Six months ended
	29 February 2008 HK$’000	28 February 2007 HK$’000
Final dividend in respect of the financial year ended 31 August 2007, approved and paid during the interim period, of HK 4 cents per ordinary share (2007: Nil)	25,082	—

During the interim period, a scrip dividend option was offered to all shareholders excluding shareholders with registered addresses outside Hong Kong who were entitled to the final dividend in respect of the financial year ended 31 August 2007. 11,227,213 shares were issued during the interim period to the shareholders who had elected to receive all or part of their entitlement to dividends in the form of scrip.

9	Earnings per share

	Six months ended
	29 February 2008 HK$’000	28 February 2007 HK$’000
Profit attributable to shareholders	47,763	18,229

Weighted average number of ordinary shares	Number of shares ‘000	Number of shares ‘000

Issued ordinary shares at 1 September 2007/2006	616,503	614,175
Effect of scrip dividend issued	1,871	—
Effect of share options exercised	7,781	1

Weighted average number of ordinary shares at the end of the period	626,155	614,176
Incremental shares from assumed exercise of share options	27,721	8,574

Weighted average number of ordinary shares (diluted)	653,876	622,750

Basic earnings per share	HK7.6 cents	HK3.0 cents
Diluted earnings per share	HK7.3 cents	HK2.9 cents

10	Fixed assets

	Six months ended
	29 February 2008 HK$’000	28 February 2007 HK$’000
At 1 September 2007/2006	1,237,223	1,367,234
Additions	68,446	69,521
Disposal	(2,770)	(1,475)
Depreciation charge (note 5)	(105,398)	(135,389)
Exchange adjustments	852	235

At 29 February 2008/28 February 2007	1,198,353	1,300,126

City Telecom (H.K.) Limited Interim Report 2008   17

Notes to Unaudited Interim Financial Report

11	Other financial assets

	29 February 2008 HK$’000	31 August 2007 HK$’000
Debt securities, at fair value and unlisted outside Hong Kong	31,100	28,577
Long term bank deposit, at amortised cost (note)	—	14,415

	31,100	42,992
Current portion	(31,000)	(3,779)

Balance as at 29 February 2008/31 August 2007	—	39,213

Note:	The balance as at 31 August 2007 was a ten-year US$2 million (equivalent to HK$15,600,000) deposit placed with a bank in which the Group received a floating rate deposit interest. During the six months period ended 29 February 2008, the Group early redeemed the deposit and recognized a gain of HK$1,185,000 in the consolidated income statement.

12	Derivative financial instrument

	29 February 2008 HK$’000	31 August 2007 HK$’000
Interest rate swap, at fair value through profit or loss	—	1,039

Note:	The balance as at 31 August 2007 was an interest rate swap contract with notional principal amount of HK$46,666,667. During the six months period ended 29 February 2008, the Group early terminated the interest rate swap contract and recognized a loss of HK$1,219,000 in the consolidated income statement.

13	Accounts receivable

The aging analysis of the accounts receivable is as follows:

	29 February 2008 HK$’000	31 August 2007 HK$’000
Current – 30 days	55,614	50,282
31 – 60 days	13,594	15,619
61 – 90 days	5,042	8,876
Over 90 days (note)	133,170	118,166

	207,420	192,943
Less: Provision for doubtful debts	(20,599)	(22,392)

	186,821	170,551

Note:	The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of HK$118,141,000 as at 29 February 2008 (31 August 2007: HK$103,847,000).

14	Accounts payable

The aging analysis of the accounts payable is as follows:

	29 February 2008 HK$’000	31 August 2007 HK$’000
Current – 30 days	24,956	18,025
31 – 60 days	2,594	11,097
61 – 90 days	1,094	3,655
Over 90 days	35,429	43,242

	64,073	76,019

18  City Telecom (H.K.) Limited Interim Report 2008

Notes to Unaudited Interim Financial Report

15	Long-term debt and other liabilities

	29 February 2008 HK$’000	31 August 2007 HK$’000
8.75% senior notes due 2015 (note (a))	680,153	952,593
Obligations under finance lease (note (b))	536	1,210

	680,689	953,803
Current portion of obligations under finance lease	(220)	(835)

	680,469	952,968

	29 February 2008 HK$’000	31 August 2007 HK$’000
Long-term debt and other liabilities, repayable:
8.75% senior notes due 2015
– after the fifth year	680,153	952,593
Obligations under finance lease
– within one year	220	835
– after 1 year but within 2 years	125	121
– after 2 years but within 5 years	191	254

	536	1,210
Less: Current portion of obligations under finance lease	(220)	(835)

	316	375

	680,469	952,968

(a)	On 20 January 2005, the Company issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principal amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on 1 February 2015 and bear interest at the fixed rate of 8.75% per annum payable semi-annually on 1 February and 1 August of each year, commencing 1 August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Co. Limited) as subsidiary guarantors.

During the six months ended 29 February 2008, the Group repurchased the 8.75% senior notes with a cumulative principal value of US$35,647,000 (equivalent to HK$277,334,000) in the open market. The total consideration paid was approximately US$35,352,000 (equivalent to HK$275,039,000). The gain on extinguishment of the senior notes was US$332,000 (equivalent to HK$2,582,000) which has been recorded as other revenues of the consolidated income statement.

As at 29 February 2008, the principal amount of the 8.75% notes remaining in issue after the repurchase was US$89,353,000 (equivalent to HK$695,166,000) and were stated in the balance sheet at amortised cost of US$87,423,000 (equivalent to HK$680,153,000).

The effective interest rate of the 10-year senior notes for the six months end 29 February 2008 is 9.2% (2007: 9.2%) per annum.

(b)	The Group’s finance lease liabilities are repayable as follows:

	29 February 2008 HK$’000	31 August 2007 HK$’000
Within 1 year	246	869
After 1 year but within 2 years	142	142
After 2 years but within 5 years	200	272

	588	1,283
Future finance charges on finance lease	(52)	(73)

Present value of finance lease liabilities	536	1,210

City Telecom (H.K.) Limited Interim Report 2008   19

Notes to Unaudited Interim Financial Report

16	Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Group operates.

The movement of the deferred tax liabilities balance is as follows:

	Six months ended 29 February 2008 HK$’000	Year ended 31 August 2007 HK$’000
At the beginning of the period/year	291	353
Exchange differences	—	(3)
Deferred taxation credited to income statement account
– relating to the origination and reversal of temporary differences (note 7)	(291)	(59)

At the end of the period/year	—	291

Deferred tax assets are recognised to the extent that realisation of the related tax benefit through the utilisation of tax losses against the future taxable profits is probable. As at 29 February 2008, the Group has not recognised deferred tax assets in respect of unused tax losses of HK$239,060,000 (31 August 2007: HK$268,004,000) because realisation of related tax benefit is not probable in foreseeable future. All tax losses are subject to agreement with local tax authorities.

The unrecognised tax losses carried forward from prior years will expire in the following periods.

	29 February 2008 HK$’000	31 August 2007 HK$’000
After 5 years	4,313	4,313
From 2 to 5 years	726	1,132
No expiry date	234,021	262,559

	239,060	268,004

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the period is as follows:

	Accelerated depreciation allowances
	29 February 2008 HK$’000	31 August 2007 HK$’000
Deferred tax liabilities:

At the beginning of the period/year	134,910	154,678
Credited to income statement	(8,677)	(19,772)
Exchange differences	—	4

At the end of the period/year	126,233	134,910

	Share based payment		Tax losses		Total
	29 February 2008 HK$’000	31 August 2007 HK$’000	29 February 2008 HK$’000	31 August 2007 HK$’000	29 February 2008 HK$’000	31 August 2007 HK$’000
Deferred tax assets:

At the beginning of the period/year	—	(123)	(134,619)	(154,202)	(134,619)	(154,325)
Charged to income statement	—	123	8,386	19,590	8,386	19,713
Exchange differences	—	—	—	(7)	—	(7)

At the end of the period/year	—	—	(126,233)	(134,619)	(126,233)	(134,619)

20  City Telecom (H.K.) Limited Interim Report 2008

Notes to Unaudited Interim Financial Report

16	Deferred taxation (Continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same legal entity and same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the condensed consolidated balance sheet.

	29 February 2008 HK$’000	31 August 2007 HK$’000
Deferred tax assets	—	—
Deferred tax liabilities	—	291

	—	291

17	Share capital

	Number of shares		Amount (HK$’000)
	29 February 2008	31 August 2007	29 February 2008	31 August 2007
Authorised:
Ordinary shares of HK$0.10 each	2,000,000,000	2,000,000,000	200,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At the beginning of the period/year	616,503,404	614,175,404	61,650	61,417
Shares issued in respect of scrip dividend of the previous year	11,227,213	—	1,123	—
Shares issued upon exercise of share options	10,715,000	2,328,000	1,072	233

At the end of the period/year	638,445,617	616,503,404	63,845	61,650

The movement of outstanding share options during the period was as follows:

Date of grant	Exercise prices of share options		Number of share options outstanding at 1 September 2007	Adjustment (note)	Granted	Exercised	Lapsed	Number of share options outstanding at 29 February 2008
	before adjustment	after adjustment (note)
2002 Share Option Scheme
3 June 2004	HK$1.4700	HK$1.4700	6,000,000	—	—	(6,000,000)	—	—
21 October 2004	HK$1.5400	HK$1.5339	8,340,000	32,397	—	(280,000)	—	8,092,397
5 January 2005	HK$1.5400	HK$1.5339	16,000,000	63,292	—	—	—	16,063,292
3 October 2005	HK$0.8100	HK$0.8100	1,000,000	—	—	(1,000,000)	—	—
22 May 2006	HK$0.6600	HK$0.6573	28,940,000	101,301	—	(3,370,000)	—	25,671,301
3 July 2006	HK$0.6800	HK$0.6773	700,000	2,769	—	—	—	702,769
3 August 2006	HK$0.7100	HK$0.7072	70,000	277	—	—	—	70,277
22 November 2006	HK$0.7300	HK$0.7271	200,000	534	—	(65,000)	—	135,534
23 May 2007	HK$2.0300	HK$2.0219	100,000	396	—	—	—	100,396
12 December 2007	HK$2.4500	HK$2.4403	—	3,956	1,000,000	—	—	1,003,956
6 February 2008	HK$1.7700	Not applicable	—	—	6,000,000	—	—	6,000,000
11 February 2008	HK$1.8800	Not applicable	—	—	6,000,000	—	—	6,000,000
15 February 2008	HK$1.7700	Not applicable	—	—	4,000,000	—	—	4,000,000

			61,350,000	204,922	17,000,000	(10,715,000)	—	67,839,922

Note:	As a result of allotment of 11,227,213 new shares to shareholders who elected to receive the 2007 Final Dividend in shares on 4 February 2008, the exercise price of and the number of share subject to the 51,805,000 share options outstanding on 21 December 2007 (being the Record Date for determining the entitlement of 2007 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 4 February 2008. The adjustments to the exercise price and the additional options granted have no material financial or accounting impact to the Group’s result of operations for the six months ended 29 February 2008.

City Telecom (H.K.) Limited Interim Report 2008   21

Notes to Unaudited Interim Financial Report

17	Share capital (Continued)

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

Each option entitles the holder to subscribe for one ordinary share of HK$0.10 each in the Company at a predetermined exercise price.

18	Contingent liabilities

	29 February 2008 HK$’000	31 August 2007 HK$’000
Bank guarantees provided to suppliers (note 20(i) and (ii))	5,903	5,903
Bank guarantee in lieu of payment of utility deposits (note 20(iii))	5,272	5,272

	11,175	11,175

19	Commitments

(a)	Capital commitments

	29 February 2008 HK$’000	31 August 2007 HK$’000
Purchase of telecommunications, computer and office equipment – contracted but not provided for	130,527	54,165

(b)	Commitments under operating leases

(i)	The Group has future aggregate lease income receivable under non-cancellable operating leases as follows:

	29 February 2008 HK$’000	31 August 2007 HK$’000
Leases in respect of telecommunications facilities and computer equipment which are receivable:
Within 1 year	1,188	1,065
After 1 year but within 5 years	375	214

	1,563	1,279

(ii)	The Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	29 February 2008 HK$’000	31 August 2007 HK$’000
Leases in respect of land and buildings which are payable:
Within 1 year	7,889	12,562
After 1 year but within 5 years	2,222	2,484

	10,111	15,046
Leases in respect of telecommunications facilities and computer equipment which are payable:
Within 1 year	31,384	31,004
After 1 year but within 5 years	8,041	21,166
After 5 years	8,021	16,384

	47,446	68,554

	57,557	83,600

22  City Telecom (H.K.) Limited Interim Report 2008

Notes to Unaudited Interim Financial Report

19	Commitments (Continued)

(c)	Program fee commitments

The Group entered into several long-term agreements with program content providers with respect to the licensing of program rights and the use of certain program contents. Minimum amounts of licensing fees to be paid by the Group are analysed as follows:

	29 February 2008 HK$’000	31 August 2007 HK$’000
Program fee in respect of program rights which are payable:
Within 1 year	11,005	10,345
After than 1 year but within 5 years	695	3,636

	11,700	13,981

20	Pledge of assets

As at 29 February 2008, the Group had pledged bank deposits of US$9,900,000 (equivalent to HK$77,220,000) and HK$10,000,000 as security for the following significant banking facilities:

(i)	bank facility of US$9,000,000 (equivalent to HK$70,020,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of 29 February 2008, bank guarantees of HK$1,603,000 were issued against this bank facility (31 August 2007: HK$1,603,000);

(ii)	bank guarantees of HK$4,300,000 (31 August 2007: HK$4,300,000) issued by a bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers; and

(iii)	bank guarantees of HK$5,272,000 (31 August 2007: HK$5,272,000) issued by a bank to certain utility vendors of the Group in lieu of payment of utility deposits.

As at 31 August 2007, the Group had pledged bank deposits of US$9,900,000 (equivalent to HK$77,220,000) and HK$10,000,000 for the above significant banking facilities.

21	Possible impact of amendments, new standards and interpretations issued but not yet effective for the period ended 29 February 2008

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the six months period ended 29 February 2008:

Effective for accounting period beginning on or after
HKFRS 8	Operating segments	1 January 2009
HKAS 23	Borrowing costs	1 January 2009

The above amendments, new standard and interpretation were not applied in this interim financial report because the directors expect that the group will not early apply them when preparing the group annual financial statements for the year ended 31 August 2008.

The group is in process of making an assessment of the impact of these amendments, new standards and new interpretation in the period of initial application and has so far concluded that the adoption of them is unlikely to have a significant impact on the group’s results of operations and financial position.

City Telecom (H.K.) Limited Interim Report 2008   23

Other Information

Employee Remuneration

Including the directors of the Group, as at 29 February 2008, the Group employed a total of 2,626 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

Purchase, Sale or Redemption of Listed Securities

During the six months ended 29 February 2008, the Company has bought back a total principal value of US$35,647,000 of the Company’s 8.75% 10-year Senior Notes due 2015 which are listed on Singapore Exchange Securities Trading Limited. Details of the buybacks are as follows:

Month	Principal Value US$	Total Consideration Paid US$
December 2007	16,850,000	17,062,269.10	(Note 1)
January 2008	5,000,000	4,995,312.50	(Note 2)
February 2008	13,797,000	13,295,126.98	(Note 2)

	35,647,000	35,352,708.58

Notes:

1	including accrued interest

2	including accrued interest and broker’s commission

Save as disclosed above, during the six months ended 29 February 2008, the Company has not redeemed any of its listed securities. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities.

24  City Telecom (H.K.) Limited Interim Report 2008

Other Information

Directors’ Interests in Shares and Underlying Shares

As at 29 February 2008, the interests of the directors and the chief executives of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) were as follows:

Long positions in ordinary shares and underlying shares of the Company

	Interests in shares			Total	Interests in underlying shares		Approximate percentage interests in the Company’s issued
Name of Director	Personal interests	Corporate interests	Family interests	interests in shares	pursuant to share options	Aggregate interests	share capital (Note 1)
Mr. Wong Wai Kay, Ricky	260,219	325,979,908	—	326,240,127	14,055,380	340,295,507	53.30%
		(Note 2 (i))
Mr. Cheung Chi Kin, Paul	10,754,204	24,324,620	—	35,078,824	14,055,380	49,134,204	7.70%
		(Note 2 (ii))
Mr. Lai Ni Quiaque	—	—	9,896,569	9,896,569	8,007,911	17,904,480	2.80%
			(Note 3)

Notes:

1.	This percentage is based on 638,445,617 ordinary shares of the Company issued as at 29 February 2008.

2.	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	325,979,908 shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section headed “Substantial Shareholders” in this report.

(ii)	24,324,620 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

3.	9,896,569 shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

Save as disclosed above, as at 29 February 2008, none of the directors nor the chief executives of the Company (including their spouse and children under 18 years of age) had any interest or short position in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

City Telecom (H.K.) Limited Interim Report 2008   25

Other Information

Share Option Schemes

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

Details of the share options granted under the 2002 Share Option Scheme during the period for the six months ended 29 February 2008 were as follows:

		Exercise price per share	Weighted average closing price of shares immediately before the date(s) on which Options were exercised	Closing price of the shares immediately before the date(s) on which the Options were granted	Vesting	Exercise	Balance as at 1 September	Options granted during the	Adjusted number of Options during the period	Options Exercised during the	Options cancelled/ lapsed during the	Balance as at 29 February
Participants	Date of grant	HK$	HK$	HK$	period	period	2007	period	(Note 1)	period	period	2008
Directors
Mr. Wong Wai Kay, Ricky	5 January	1.5339	—	—	5 January	5 January	8,000,000	—	31,646	—	—	8,031,646
	2005	(Note 1)			2005 to	2005 to
					31 December	20 October
					2006	2014
	22 May	0.6573	—	—	22 May	22 May	6,000,000	—	23,734	—	—	6,023,734
	2006	(Note 1)			2006 to	2007 to
					21 May	21 May
					2009	2016
Mr. Cheung Chi Kin, Paul	5 January	1.5339	—	—	5 January	5 January	8,000,000	—	31,646	—	—	8,031,646
	2005	(Note 1)			2005 to	2005 to
					31 December	20 October
					2006	2014
	22 May	0.6573	—	—	22 May	22 May	6,000,000	—	23,734	—	—	6,023,734
	2006	(Note 1)			2006 to	2007 to
					21 May	21 May
					2009	2016
Mr. Lai Ni Quiaque	3 June	1.4700	2.8800	—	3 June	1 May	6,000,000	—	—	6,000,000	—	—
	2004				2004 to	2005 to
					30 April	2 June
					2006	2014
	22 May	0.6573	2.8800	—	22 May	22 May	3,000,000	—	7,911	1,000,000	—	2,007,911
	2006	(Note 1)			2006 to	2007 to
					21 May	21 May
					2009	2016
	11 February	1.8800	—	1.8600	(Note 2)	(Note 2)	—	6,000,000	—	—	—	6,000,000
	2008

26  City Telecom (H.K.) Limited Interim Report 2008

Other Information

Share Option Schemes (Continued)

		Exercise price per share	Weighted average closing price of shares immediately before the date(s) on which Options were exercised	Closing price of the shares immediately before the date(s) on which the Options were granted	Vesting	Exercise	Balance as at 1 September	Options granted during the	Adjusted number of Options during the period	Options Exercised during the	Options cancelled/ lapsed during the	Balance as at 29 February
Participants	Date of grant	HK$	HK$	HK$	period	period	2007	period	(Note 1)	period	period	2008
Employees under continuous employment contracts
Employees	21 October	1.5339	2.3200	—	21 October	1 January	8,340,000	—	32,397	280,000	—	8,092,397
	2004	(Note 1)			2004 to	2005 to
					31 December	20 October
					2006	2014
	3 October	0.8100	2.1000	—	3 October	1 October	1,000,000	—	—	1,000,000	—	—
	2005				2005 to	2006 to
					30 September	30 September
					2006	2015
	22 May	0.6573	2.2300	—	22 May	22 May	13,940,000	—	45,922	2,370,000	—	11,615,922
	2006	(Note 1)			2006 to	2007 to
					21 May	21 May
					2009	2016
	3 July	0.6773	—	—	3 July	3 July	700,000	—	2,769	—	—	702,769
	2006	(Note 1)			2006 to	2007 to
					2 July	2 July
					2009	2016
	3 August	0.7072	—	—	3 August	3 August	70,000	—	277	—	—	70,277
	2006	(Note 1)			2006 to	2007 to
					2 August	2 August
					2009	2016
	22 November	0.7271	2.0600	—	22 November	15 November	200,000	—	534	65,000	—	135,534
	2006	(Note 1)			2006 to	2007 to
					14 November	14 November
					2009	2016
	23 May	2.0219	—	—	23 May	12 June	100,000	—	396	—	—	100,396
	2007	(Note 1)			2007 to	2008 to
					11 June	11 June
					2010	2017
	12 December	2.4403	—	2.4200	12 December	12 December	—	1,000,000	3,956	—	—	1,003,956
	2007	(Note 1)			2007 to	2007 to
					11 December	23 December
					2010	2012
	6 February	1.7700	—	1.9900	(Note 2)	(Note 2)	—	6,000,000	—	—	—	6,000,000
	2008
	15 February	1.7700	—	1.7900	(Note 2)	(Note 2)	—	4,000,000	—	—	—	4,000,000
	2008

Total							61,350,000	17,000,000	204,922	10,715,000	—	67,839,922

City Telecom (H.K.) Limited Interim Report 2008   27

Other Information

Share Option Schemes (Continued)

Notes:

1.	As a result of allotment of 11,227,213 new shares to shareholders who elected to receive the 2007 Final Dividend in shares on 4 February 2008, the exercise price of and the number of share subject to the 51,805,000 share options outstanding on 21 December 2007 (being the Record Date for determining the entitlement of 2007 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 4 February 2008. The closing price per share immediately before the date of the grant of the Options was HK$1.7000.

2.	The exercise of the Options is subject to certain conditions that must be achieved by the employee. The Options shall be exercised not later than 23 December 2012.

In assessing the value of the share options granted during the period, the Black-Scholes option pricing model has been used except for the option granted on 11 February 2008 which adopts the Monte Carlo model. Both models are one of the most generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

In assessing the value of the share options granted during the period, the following variables have been applied to the models:

Measurement Date	15 February 2008	11 February 2008	6 February 2008	12 December 2007
Variables
Expected life	3 years	average 4 years	5 years	5 years
Risk-free rate	2.16%	2.16%	2.16%	3.10%
Expected volatility	63.22%	63.32%	63.22%	61.86%
Expected dividend yield	1.97%	1.97%	1.97%	1.97%

The above variables were determined as follows:

(i)	The expected life is estimated to be 3 to 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the Company for the most recent period from the measurement date that is generally commensurate with the expected term of the option (taking into account the remaining contractual life of the option and the effects of expected early exercise).

(iv)	A dividend yield of 1.97% has been assumed.

The fair value of the options granted during the period is estimated as below:

Date of grant	15 February 2008		11 February 2008		6 February 2008		12 December 2007
Fair value per share option	HK$	0.72	HK$	0.41	HK$	0.90	HK$	1.13

Effective from 1 September 2005, upon the adoption of Hong Kong Financial Reporting Standard 2 Share-based payment, the Group recognises the fair value of share options as an expense in the profit and loss account over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of the share options is measured at the date of grant.

Both models require input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

28  City Telecom (H.K.) Limited Interim Report 2008

Other Information

Substantial Shareholders

At 29 February 2008, the interests and short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in shares in long positions	Percentage interests (Note)
Top Group International Limited	325,979,908	51.06%
EK Investment Management Limited	55,542,000	8.70%

Note:	This percentage is based on 638,445,617 ordinary shares of the Company issued as at 29 February 2008.

Save as disclosed above, as at 29 February 2008, the Company had not been notified of any persons (other than the directors and chief executive of the Company) having any interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

Compliance with Code on Corporate Governance Practices

During the six months ended 29 February 2008, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

Code of Conduct for Securities Transactions by Directors

The Company has adopted the Model Code as the code of conduct for securities transactions by directors of the Company (the “Company Code”).

Having made specific enquiry of all directors, the Company confirmed that the directors have complied with the required standard as set out in the Company Code during the period covered by this interim report, except for the following deviation:

Model Code Provision B.8

This code provision stipulates that a director must not deal in any securities of the listed issuer without first notifying in writing the chairman or a director designated by the board and receiving a dated written acknowledgement. The relevant date of the dealing was 17 October 2007 on which Mr. Lai Ni Quiaque had duly notified the chairman before the dealing but the written acknowledgement was dated the date after the relevant date of the said dealing by Mr. Lai Ni Quiaque, as such, it is regarded as a deviation of this model code provision B.8 which requires the receipt of the written acknowledgement dated before the dealing in securities.

Remuneration Committee

The Company’s remuneration committee which is chaired by Mr. Lee Hon Ying, John, an Independent Non-executive Director, currently has a membership comprising three Independent Non-executive Directors, Non-executive Director, Chief Financial Officer and Director–Talent Management. The Remuneration Committee is responsible for establishing a formal, fair and transparent procedure for developing policy and structure of all remuneration of directors and senior management of the Company. The Committee also assists the Company to review and consider the Company’s policy for remuneration of directors and senior management and to determine their remuneration packages.

City Telecom (H.K.) Limited Interim Report 2008   29

Other Information

Review by Audit Committee

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 29 February 2008.

The Audit Committee comprises Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu who are the Independent Non-executive Directors of the Company.

Interim Dividend

The Board has resolved to declare an interim dividend of HK4 cents per ordinary share for the six months ended 29 February 2008 (six months ended 28 February 2007: HK4 cents) to shareholders of the Company whose names are recorded on the register of members of the Company as at the close of business on 6 June 2008. The dividend will be payable in cash or alternatively by a scrip dividend. The scrip dividend option will be offered to all shareholders excluding shareholders with registered addresses outside Hong Kong (whom the Company upon proper enquiries considers such exclusion necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant body or stock exchange in that place). A circular containing details of the scrip dividend and the form of election will be mailed to shareholders of the Company on or about 19 June 2008 and elections will be required to be made on or before 9 July 2008. Dividend warrants will be dispatched to shareholders of the Company on or around 23 July 2008.

Closure of Register of Members

The register of members of the Company will be closed from 4 June 2008 to 6 June 2008 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 3 June 2008.

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 19 May 2008

30  City Telecom (H.K.) Limited Interim Report 2008